Sub-Item 77I

Terms of New or Amended Securities

New Share Class

The Registrant's Board of Trustees authorized the issuance of a new class of shares for the Registrant's Money Market Portfolio, Ultra-Short Duration Government Portfolio, and Short Duration Government Portfolio at a meeting held on March 23, 2012. The resolutions adopted by the Board of Trustees setting forth the terms of the new share class are contained in the Exhibit to Sub-Item 77Q1(d).